

Mail Stop 4561

September 3, 2009

Joseph R. Wright, CEO
Scientific Games International, Inc.
750 Lexington Avenue, 25th Floor
New York, NY 10022

> **Re:** **Scientific Games International, Inc., with various guarantors**
> **Registration Statement on Form S-4**
> **Filed August 11, 2009**
> **File No. 333-161268, and -01 through -09**

Dear Mr. Wright:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the

representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Exchange Offer

2.   Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Information Regarding Forward-Looking Statements, page iii

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Exhibit Index

(a) Exhibits, page II-27

4.   We note that you intend to file the Form of Letter of Transmittal and the legal opinion by amendment. Please be advised that we will need sufficient time to review these exhibits, once filed, and that our review may result in further comments.

                        *   *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Your amended registration statement should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Joseph R. Wright
Scientific Games International, Inc.
September 3, 2009
Page 4

       Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3483. You may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter need assistance.

                                   Sincerely,

                                   Katherine Wray
                                   Staff Attorney

cc: Via Facsimile (212) 751-4864
          Marc Jaffe, Esq.
          Latham & Watkins LLP